Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Company Announces Pricing of Senior Secured Notes Offering

Macau, Thursday, May 7, 2026 – Studio City Company Limited (“Studio City Company”) today announces that it has priced its international offering of senior secured notes (the “New Notes” and such offering, the “New Notes Offering”). Studio City Company is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The New Notes Offering consists of US$300 million aggregate principal amount of 6.125% senior secured notes due 2031. The New Notes were priced at 100%. Studio City Company intends to use the net proceeds from the New Notes Offering, together with cash on hand, to repurchase any and all of Studio City Company’s outstanding 7.00% senior secured notes due 2027 (CUSIP Numbers G8539E AC9 and 86400G AC3; ISIN USG8539EAC96 and US86400GAC33) (the “2027 SCC Senior Secured Notes”) pursuant to the conditional cash tender offer announced by Studio City Company on May 6, 2026 (the “Conditional Tender Offer”) and, to the extent any of the 2027 SCC Senior Secured Notes remain outstanding following the completion of the Conditional Tender Offer, to redeem in full any such outstanding 2027 SCC Senior Secured Notes.

The New Notes are proposed to be senior secured obligations of Studio City Company, ranking equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the US$30 million senior secured credit facilities with Studio City Company as borrower, that are secured by common collateral securing the New Notes, will have priority over the New Notes with respect to any proceeds received upon any enforcement action of such common collateral), and ranking senior in right of payment to all existing and future subordinated indebtedness of Studio City Company. The New Notes are proposed to be guaranteed by Studio City Investments Limited and all of its existing subsidiaries (other than Studio City Company) on a senior secured basis (the “Note Guarantees”). Neither Melco Resorts & Entertainment Limited nor SCIHL will be a guarantor for the New Notes.

The New Notes and the Note Guarantees are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States to non-US persons in reliance on Regulation S under the Securities Act. The New Notes and the Note Guarantees have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Company does not intend to register any portion of the offering of the New Notes and the Note Guarantees in the United States.

This press release is for information purposes only. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. SCIHL may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Studio City Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Studio City Company’s offering memorandum with respect to the New Notes. All information provided in this press release is as of the date of this press release, and Studio City Company undertakes no duty to update such information, except as required under applicable law.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com